Exhibit 99.1

Medicure Announces Grant Of Options

WINNIPEG, July 7, 2015 /CNW/ -  Medicure Inc. (the "Company") (TSXV:MPH, OTCQB:MCUJF) announces today that its Board of Directors has approved the grant of 240,000 options to Knight Therapeutics Inc. ("Knight") pursuant to the Company's Stock Option Plan and to the Company's advisory services agreement with Knight as announced April 14, 2014. The options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share. The options are subject to the approval of the TSX Venture Exchange.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:08e 07-JUL-15